

Docusign Envelope ID: 458EC98C-6AE5-829E-8037-5C081E3FF3CC

Delaware

The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BOSS TECH, INC." FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF DECEMBER, A.D. 2023, AT 7:27 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF INCORPORATION IS THE FIRST DAY OF JANUARY, A.D. 2024.



Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6546688 8100V
SR# 20234347900

Authentication: 204934161
Date: 12-28-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

Docusign Envelope ID: 458EC98C-6AE5-829E-8037-5C081E3FF3CC

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:27 PM 12/27/2023
FILED 07:27 PM 12/27/2023
SR 20234347900 - File Number 6546688

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION
of
BOSS TECH, INC.

First: The name of this Corporation is Boss Tech, Inc.

Second: Its registered office in the State of Delaware is to be located at 251 Little Falls Drive, Wilmington, DE 19808, County of New Castle, and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The amount of total stock this Corporation is authorized to issue is 10,000,000 shares of common stock with a par value of $0.00001 per share.

Fifth: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Paragraph 5 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Sixth: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

Seventh: The name and mailing address of the incorporator are as follows:

Felicite Moorman
3721 Midvale Ave, Philadelphia PA 19129

Eighth: This Certificate of Incorporation shall be effective on January 1, 2024.

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this December 27, 2023.

DocuSigned by:
BY: Felicite Moorman
D94136A8B51944C...
(Incorporator)

NAME: Felicite Moorman